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June 4, 2021

Mr. Eric Atallah

Mr. Brian Cascio

Ms. Abby Adams

Mr. Chris Edwards

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed May 25, 2021 File No. 333-254600

Dear Mr. Atallah, Mr. Cascio, Ms. Adams and Mr. Edwards:

This letter is submitted on behalf of Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, filed on May 25, 2021 (the “Second Amended Registration Statement”), as set forth in the Staff’s letter dated June 2, 2021 to Matthew Hammond, the Company’s Chief Financial Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Third Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Second Amended Registration Statement, and the page reference in the response refers to the Third Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Third Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4 filed May 25, 2021

The Board's Reasons for the Business Combination, page 110

1.             We reissue comment 5. Rather than revise to disclose what was addressed at the October 28, 2020 board meeting as requested, you deleted all disclosure regarding the meeting. Revise to address what aspect of the "potential business combination targets" were addressed at the October 28, 2020 board meeting. Clarify the targets to which you refer when you state on page 104, “RACA’s management team did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including the ability to reach a valuation that was acceptable to both sides and mutual decisions to pursue potential alternative transactions.” Your revised disclosure regarding Company A and Company B indicates that RACA terminated the discussions, not that the decision was mutual.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

Response to Comment No. 1: The Company respectfully advises the Staff that it has further revised the disclosure on page 104 in the Third Amended Registration Statement to clarify what was addressed at the October 28, 2020 board meeting. The Company further advises the Staff that the statement “RACA’s management team did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including the ability to reach a valuation that was acceptable to both sides and mutual decisions to pursue potential alternative transactions,” applied to potential acquisition targets other than Company A and Company B, and therefore this statement does not contradict the later statement that RACA terminated the discussions with Company A and Company B. The Company has revised the language on page 104 to clarify these mutual decisions related to potential acquisition targets other than Company A and Company B.

2.             Refer to comments 7 and 8. Disclose the "cash runway" information POINT provided, or provide your analysis why this information would not be material to investors. Revise your disclosure to address this information in laypersons terms, or otherwise define your understanding of the term "cash runway" at its first use.

Response to Comment No. 2: The Company respectfully advises the Staff that it has further revised the disclosure on pages 21 and 105 in the Third Amended Registration Statement to clarify the definition of “cash runway”. The Company further advises the Staff that the information POINT provided with regard to "cash runway" was a date (2024) through which POINT would be able to fund their operating expenses and capital expenditure requirements and this 2024 cash runway information continues to be disclosed in the filing, including on pages 112 and 115 in the Third Amended Registration Statement.

3.             We reissue comment 10. Our comment sought clarification of how the initial $565 million amount was determined as the amount to be included in the January 14, 2021 offer, not the discount-to-comparables rationale, which you have disclosed. You disclose that it was believed POINT should be valued at a discount to Endocyte, Inc. and Advanced Accelerator Applications S.A., but as those companies were valued at $1.8 billion and $3.7 billion, respectively, at the relevant time, as disclosed on page 115, whereas the initial offer for POINT was $565 million, there was a wide range of potential valuations. We note, for example, that in discussing those same companies on page 115, you disclose that "the implied enterprise value for POINT of $639 million was at a discount to each of the market capitalizations of the Precedent Transaction Comparables.” Clarify what calculations were made or what discount valuation was used to determine that opening offer of $565 million.

Response to Comment No. 3: The Company respectfully advises the Staff that it has further revised the disclosure on page 106 in the Third Amended Registration Statement to clarify the method used to arrive at the initial valuation of $565 million, and how the valuations of Endocyte Inc. and Advanced Accelerator Applications S.A. were utilized.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

U.S. Federal Income Tax Considerations, page 135

4.             We reissue comment 11. You provide disclosure of tax consequences to current RACA shareholders if they elect to redeem their shares, and for those who do not redeem, you added disclosure that, "[i]f a holder of RACA Common Stock does not elect to have their RACA Common Stock redeemed for cash in the Redemption, then such holder will not have a sale, taxable exchange or taxable redemption of such common stock . . . and will recognize no taxable gain or loss as a result of the consummation of the Business Combination." RACA shareholders who do not redeem, however, will have their RACA shares exchanged for shares in New POINT. Tell us why, or revise to clarify why the same potential and uncertain tax consequences of the business combination pursuant to Section 368(a), and why the holding period calculations and other information provided with respect to original POINT shareholders (described beginning on page 141) does not also apply to RACA public shareholders.

Response to Comment No. 4: The Company respectfully advises the Staff that it has further revised the disclosure on pages 136 through 138 and pages 141 and 144 in the Third Amended Registration Statement to clarify the material U.S. federal income tax consequences of the Business Combination to the shareholders of the Company who do not elect to have their shares of RACA Common Stock redeemed.

Information About Point, page 169

5.             We reissue comment 14. We note the graphic reoriented on page 181; however, the font is smaller than in the prior amendment and is not legible. Please revise.

Response to Comment No. 5: The Company respectfully advises the Staff that, after considering the graphics on page 182 of the Second Amended Registration Statement, the Company has deleted these graphics from the Third Amended Registration Statement. These graphics were intended to illustrate the results of the preclinical studies and survival studies for PNT2004 discussed in the preceding paragraph. As such, these graphics were duplicative of this discussion and are not necessary to an understanding of the results of such studies.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,
/s/ Laurie A. Burlingame, Esq.
Laurie A. Burlingame, Esq.

cc: Matthew Hammond, Chief Financial Officer, Therapeutics Acquisition Corp.
Dan Espinoza, Esq., Goodwin Procter LLP

Blake Liggio, Esq., Goodwin Procter LLP

Jocelyn Arel, Esq., Goodwin Procter LLP

Jay Knight, Esq., Bass, Berry & Sims PLC

Susan Sidwell, Esq., Bass, Berry & Sims PLC